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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 68420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scout Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street ,12th Floor, Suite 1206
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bleich 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY





13014861

KH 3/14

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bleich , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scout Trading, LLC , as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

NICOLE SAUNDERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6253051
Qualified In New York County
My Commission Expires December 19, 2015



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2012



SAX MACY FROMM

Knowledgeable People. Excellent Results.

Certified Public Accountants & Advisers

Independent Auditors' Report

To the Board of Directors of
Scout Trading, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of **Scout Trading, LLC** which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in members' capital, changes in subordinated liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scout Trading, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
January 28, 2013

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

NEW JERSEY NEW YORK CONNECTICUT FLORIDA

Scout Trading, LLC

Statement of Financial Condition

December 31, 2012

Assets

Assets:		
Cash and cash equivalents	$ 452,905	
Deposits with brokers, dealers, and clearing organizations	14,480,883	
Securities owned, at fair value	122,115,608	
Prepaid expenses and other current assets	297,302	
Furniture, equipment, and leasehold improvements, net	270,778	
Due from member	552,687	
Security deposits	201,668	
Total Assets		$ 138,371,831

Liabilities and Members' Capital

Current Liabilities:		
Accounts payable	$ 236,497	
Accrued expenses and other current liabilities	819,498	
Notes payable	9,000,000	
Securities sold, not yet purchased, at fair value	11,429,145	
Payable to brokers, dealers, and clearing organizations	110,686,463	
Total Current Liabilities		$ 132,171,603
Members' Capital		6,200,228
Total Liabilities and Members' Capital		$ 138,371,831

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Scout Trading, LLC ("the Company") is a broker-dealer registered with the SEC and is a member of various exchanges. The Company does not hold customer balances and trades its own funds.

Until August 31, 2012, the Company was owned by NAYS, LLC and MEB NY, Inc. As of August 31, 2012, the Company became 100% owned by a holding company, Finch, LLC. Finch, LLC is owned by NAYS, LLC and MEB NY, Inc.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Security Transactions – Security transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at fair value. Realized gains and losses are recognized based on the first-in, first-out or specific identification method. Unrealized gains and losses are computed as the difference between cost or proceeds and market value of securities held long and short on the financial statement date. Dividend income and dividends on securities sold short are recognized on the ex-dividend date. Interest income and expenses are recorded on the accrual basis.

C. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

E. Income Taxes – As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to the New York City unincorporated business tax.

   The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes which the Company has adopted. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

Note 2 – Summary of Significant Accounting Policies *(Continued)*:

F. Receivables from/payables to Broker, Dealers, and Clearing Organizations – These amounts consist primarily of margin balances at clearing organizations. The Company clears certain proprietary transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to the margin transactions and is collateralized by cash deposited at the clearing organization.

G. Fair Value of Financial Instruments – The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term borrowings approximates fair value due to the short maturity of these instruments. Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. The Company uses quoted market prices for its long-term debt when traded as an asset in an active market. When quoted market prices are not available, fair value of long-term debt is estimated using an expected present value technique.

In determining fair value, the Company uses various valuation approaches. In accordance with ACS 820, a hierarchy is established for inputs used for measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the reliability inputs as follows:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 2 – Summary of Significant Accounting Policies *(Continued)*:

The fair value of marketable equity securities has been determined using quoted prices in active markets for identical assets, which is level 1 in the hierarchy for ranking the quality and reliability of the information used to determine fair values under ACS 820.

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Exchange Traded Funds	$ 121,338,031	$ 121,338,031	$ ---	$ ---
Common Stocks:				
Technology	18,248	18,248	---	
Consumer services	222,462	222,462	---	---
Capital goods	87,021	87,021	---	---
Basic industries	38,455	38,455	---	---
Consumer durables	28,484	28,484	---	---
Consumer non-durables	53,161	53,161	---	---
Energy	123,045	123,045	---	---
Finance	15,137	15,137	---	---
Public utilities	159,803	159,803	---	---
Transportation	11,938	11,938	---	---
Health Care	14,594	14,594	---	---
Other	5,229	5,229	---	---
Total Common Stocks	777,577	777,577	---	---
Securities Owned, at Fair Value	$ 122,115,608	$ 122,115,608	$ ---	$ ---

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Exchange Traded Funds	$ (10,312,607)	$ (10,312,607)	$ ---	$ ---
Common Stocks:				
Technology	(69,914)	(69,914)	---	
Consumer services	(257,762)	(257,762)	---	---
Capital goods	(158,586)	(158,586)	---	---
Basic industries	(134,084)	(134,084)	---	---
Consumer durables	(13,844)	(13,844)	---	---
Consumer non-durables	(72,229)	(72,229)	---	---
Energy	(41,991)	(41,991)	---	---
Finance	(177,196)	(177,196)	---	---
Public utilities	(34,852)	(34,852)	---	---
Transportation	(58,984)	(58,984)	---	---
Health Care	(94,127)	(94,127)	---	---
Other	(2,969)	(2,969)	---	---
Total Common Stocks	(1,116,538)	(1,116,538)	---	---
Securities sold, not yet purchased, at fair value	$ (11,429,145)	$ (11,429,145)	$ ---	$ ---

H. Subsequent Events – The Company has evaluated subsequent events for potential recognition or disclosure through January 28, 2013 the date the financial statements were available to be issued.

Note 3 – Subordinated Liabilities:

Liabilities under the subordination agreement are as follows:

Two subordinate notes to one of the Company's members at a rate of 15% per annum during the first year and a rate of 10% per annum during the second year, due 2013.	$ 9,000,000

The interest expense for the year was $1,215,693.

The subordinated liability is covered by agreements approved by FINRA and thus is available in computing net capital under Securities and Exchange Commission's uniform net capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be paid.

Note 4 – Financial Instruments with Off-Balance Sheet Risk and Market Risk:

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold short.

Securities sold short represent obligations of the Company to purchase the security in the market at prevailing prices. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the statement of financial condition. The Company has recorded these obligations in the financial statements at the fair values of the related securities under the caption "Securities sold, not yet purchased, at fair value".

Market risk represents the potential loss that can be caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. The Company's investments are exposed to risks associated with the effect of fluctuations in prevailing levels of market interest rates and foreign currency exchange rates on its financial positions and cash flows.

Note 5 – Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased consist primarily of trading securities in U.S. public entities at quoted market values.

Note 6 – Due from Member:

Due from member represents advances to a Company's member and is due on demand without specific repayment terms.

Note 7 – Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements as of December 31, 2012 consisted of the following:

Equipment	$ 297,010	
Furniture and fixtures	51,581	
Leasehold Improvements	91,746	
Total	440,337	
Less: Accumulated depreciation	169,559	
Net Property and Equipment		$ 270,778

Note 8 – Commitments:

The Company leases office space for its corporate headquarters pursuant to a four and a half - year lease which commenced in August 2009. The lease expires on December 30, 2013. The Company's rent expense was $188,232 for the year ended December 31, 2012.

The lease requires the following annual payment:

Years Ending December 31	
2013	$ 182,298

Note 9 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2012 was $12,845,662, which exceeded its requirement by $12,745,662.

Note 10 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earnings. Any profit sharing contributions are at the discretion of the member. There were no profit sharing contributions authorized for the year ended December 31, 2012.

Note 11 – Concentration of Credit Risk:

The Company primarily maintains its cash and security balances at three financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). Balances have exceeded FDIC and SIPC insured limits in 2012.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks, clearing organizations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.